Exhibit 99.1

Enerplus Increases Production Estimates for 2013 and Sells Non-Core Assets

This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Cautionary Note Regarding Forward-Looking Information and Statements" at the conclusion of this news release. For information regarding the presentation of certain information in this news release, see "Currency, BOE and Operational Information" at the conclusion of this news release.

CALGARY, Oct. 22, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that as a result of strong operational performance, we are increasing our 2013 estimates for annual average and exit production while maintaining our capital spending guidance.

Production for the nine months ended September 30, 2013 averaged 88,300 BOE/day, ahead of our full year forecast of 85,000 BOE/day. During the third quarter, we produced an average of 87,700 BOE/day, down slightly from the second quarter, but in line with expectations due to planned turn-around activity, lower capital spending earlier in the year and the sale of 1,300 BOE/day of non-core production. Production during the third quarter was weighted 48% to crude oil and natural gas liquids.

We continue to see strong performance from our core areas in both Canada and the U.S. with our Bakken and Marcellus assets delivering ahead of expectations. Production from the Fort Berthold region averaged approximately 18,000 BOE/day in the third quarter, up 19% from the second quarter, achieving our 2013 forecast exit rate ahead of schedule. Production from the Marcellus region also continues to surpass our expectations, averaging over 83 MMcf/day during the third quarter, compared to our previous 2013 exit forecast of 75 MMcf/day. Given this strong performance, we now expect daily production will average approximately 87,500 BOE/day during 2013.

We have also entered into an agreement to sell, subject to customary closing conditions, an additional 900 BOE/day of non-core liquids production for approximately $105 million before closing adjustments. The increase in annual average guidance to 87,500 BOE/day assumes the closing of the sale in the fourth quarter.

Despite the announced divestments we are also increasing our exit production forecast to 88,000 BOE/day, which is the high end of our original guidance range. Crude oil and liquids are still expected to represent approximately 48% of the total production forecast. We remain on track with our original capital guidance of $685 million as well as operating and general and administrative cost guidance.

Based upon this updated forecast, we expect to deliver total annual average production growth of approximately 7% in 2013 representing 4% production growth per share.

INFORMATION REGARDING FINANCIAL AND OPERATIONAL INFORMATION

Currency and Production Amounts

All amounts in this news release are stated in Canadian dollars unless otherwise specified. All production volumes are presented on a company interest basis, being the Company's working interest share before deduction of any royalties paid to others plus the Company's royalty interests. Company interest is not a term defined in Canadian National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities) and may not be comparable to information produced by other entities.

Barrels of Oil Equivalent and Cubic Feet of Gas Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: achievement  of operational targets for 2013; Enerplus' expected operating and general and administrative costs and oil and gas production volumes for 2013; the proportion of our anticipated oil and natural gas production that is hedged; Enerplus' financial capacity to support capital spending plans and its dividend; potential asset divestments and the impact of such on our 2013 production; future efficiencies and reserves and production growth from capital spending; future capital and development expenditures and the allocation thereof among our assets; future development and drilling locations, plans and costs; the performance of and future results from Enerplus' assets and operations, including anticipated production levels, decline rates and future growth prospects; the expected change of our status from "foreign private issuer" to U.S. domestic issuer as of January 1, 2014 and expected changes in our reporting related thereto; and our ability to improve our trading multiple and create significant value for our shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus' operations and development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions, including third party costs; the continuation of assumed tax, royalty and regulatory regimes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; the extent of its liabilities; and that Enerplus will be able to complete planned asset sales. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from development plans or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; an inability to complete planned asset sales; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in Enerplus' Annual Information Form and Form 40-F for the year ended December 31, 2012, filed on SEDAR and EDGAR, respectively, on February 22, 2013).

The forward-looking information contained in this news release speaks only as of the date of this news release, and none of Enerplus or its subsidiaries assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CO: Enerplus Corporation

CNW 18:00e 22-OCT-13